Exhibit (a)(1)(D)

Offer to Purchase for Cash Up to $150,000,000 in Value of Shares by

Healthcare Trust of America, Inc.

of its Class A Common Stock at a Purchase Price Not Greater Than $10.50 Nor Less Than $10.10 Per Class A Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY
TIME, ON JULY 18, 2012, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY
MAY BE EXTENDED, THE “EXPIRATION DATE”).

June 6, 2012

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Healthcare Trust of America, Inc., a Maryland corporation (the “Company”), has listed its Class A Common Stock, par value $0.01 per share (the “Class A Shares”), on the New York Stock Exchange (“NYSE”), commencing on June 6, 2012, under the symbol “HTA”. The listing provides the Company’s stockholders a security that can be sold on a daily basis at a price determined by the market.

We have been appointed by the Company to act as Dealer Manager in connection with the Company’s offer to purchase for cash up to $150,000,000 in value of shares of its Class A Shares, at a price specified by the tendering stockholders of not greater than $10.50 nor less than $10.10 per Class A Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Class A Shares registered in your name or in the name of your nominee.

Promptly after the Expiration Date, assuming the conditions to the Offer have been satisfied or waived, the Company will determine a single price per Class A Share (the “Purchase Price”), which will be not more than $10.50 and not less than $10.10 per Class A Share, that it will pay for Class A Shares properly tendered in the Offer and not properly withdrawn, and accepted for purchase, taking into account the number of Class A Shares tendered pursuant to the Offer and the prices specified by the tendering stockholders. The Purchase Price will be the lowest price per Class A Share (in increments of $0.10) of not more than $10.50 and not less than $10.10 per Class A Share, at which Class A Shares have been properly tendered or have been deemed to be tendered pursuant to the Offer, that will enable the Company to purchase the maximum number of Class A Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $150,000,000 (or such lesser number if less than $150,000,000 in value of Class A Shares are properly tendered in the Offer after giving effect to any Class A Shares properly withdrawn).

All Class A Shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all of the Class A Shares tendered at or below the Purchase Price may not be purchased if Class A Shares having an aggregate value in excess of $150,000,000 are properly tendered and not properly withdrawn. Only Class A Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Class A Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

Upon the terms and subject to the conditions of the Offer, if the number of Class A Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $150,000,000, the Company will purchase Class A Shares: (1) first, from all holders of “odd lots” of less than 100 Class A Shares who properly tender all of their Class A Shares at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date and (2) second, from all other stockholders who properly tender Class A Shares at or below the Purchase Price, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional Class A Shares, until the Company has purchased Class A Shares resulting in an aggregate purchase price of $150,000,000. See Sections 1, 3 and 4 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Class A Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated June 6, 2012;

2.	Letter of Transmittal and the Form W-9 for your use in accepting the Offer and tendering Class A Shares of, and for the information of, your clients (facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender Class A Shares);

3.	Letter to Clients, for you to send to your clients for whose accounts you hold Class A Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer;

4.	Notice of Guaranteed Delivery with respect to Class A Shares, to be used to accept the Offer if the procedures for book-entry transfer cannot be completed on a timely basis or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary (as defined in the Offer to Purchase) prior to the Expiration Date; and

5.	Return envelope addressed to the Depositary.

The conditions of the Offer are described in Section 6 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 11:59 p.m., New York City time, on July 18, 2012, unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price (as such term is defined in the Offer to Purchase), even if there is any delay in making payment.

For Class A Shares to be tendered properly pursuant to the Offer:

•

confirmation of receipt of the Class A Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•	the tendering stockholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures set forth in the Offer to Purchase.

Although the Company’s Board of Directors has authorized the Offer, none of the Company, any member of the Company’s Board of Directors, the Dealer Manager, the Paying Agent, the Information Agent, the Depositary (each as defined in the Offer to Purchase) or any of their respective affiliates has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Class A Shares or as to the price or prices at which they may choose to tender their Class A Shares. Your clients must make their own decisions as to whether to tender their Class A Shares, how many Class A Shares to tender and the price or prices at which their Class A Shares should be tendered. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the related Letter of Transmittal including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Paying Agent, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Class A Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Class A Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

If you have any questions regarding the Offer, please contact the Dealer Manager (institutional stockholders) or the Depositary (retail stockholders), each at the telephone numbers and addresses set forth below. If you require additional copies of the Offer to Purchase, the Letter of Transmittal or other Offer documents, please contact the Information Agent at the telephone numbers and address set forth below.

The Dealer Manager for the Offer is:	The Depositary for the Offer is:

Wells Fargo Securities, LLC	ARC Advisory Services, LLC
375 Park Avenue New York, New York 10152 Call: (212) 214-6400 Call Toll Free: (877) 450-7515	Attn: Tender Offer Operations Manager 405 Park Avenue, 15th Floor New York, New York 10022 Tel: (877) 373-2522 By Facsimile Transmission (for withdrawals only): (212) 421-5799

The Information Agent for the Offer is:

199 Water Street – 26th Floor

New York, New York 10038

Banks and Brokers Call: (212) 440-9800

Call Toll Free: (866) 482-5026

Very truly yours,

WELLS FARGO SECURITIES, LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Paying Agent, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.